United States Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F. Street, N.E.

Washington, DC 20549

Attn:  Ms. Melissa Raminpour, Branch Chief

          Ms. Effie Simpson, Staff Accountant

Amsterdam, June 24, 2020

Your reference: File No. 001-05146-01

Subject: Response to your comments on the Koninklijke Philips N.V. Form 20-F for the Fiscal Year Ended December 31, 2019 filed February 25, 2020

Dear Ms. Raminpour and Ms. Simpson,

Thank you for your letter dated May 28, 2020, setting forth your comments regarding the Form 20-F for the Fiscal Year Ended December 31, 2019, filed February 25, 2020 (the “2019 Form 20-F”) of Koninklijke Philips N.V. (“Philips”).

To facilitate your consideration of Philips’ response, we have included below your comment and have provided Philips’ response immediately following.

We hope that your comments are sufficiently addressed below. However, should you have any further questions or require further clarification, please do not hesitate to contact Delwin Witthöft, the Chief Accounting Officer, at telephone +31 655210260.

Yours faithfully,

/s/ A. Bhattacharya

A. Bhattacharya Executive Vice President and Chief Financial Officer

Amstelplein 2 | 1096 BC Amsterdam | The Netherlands

Date: 2020-06-24 Page: 2

COMMENTS:

Form 20-F for the Year Ended December 31, 2019

7 Financial Performance

7.1 Performance Review, page 2

1. We note no discussion of cost of sales. Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand future filings to separately quantify and discuss factors responsible for changes in the levels of the company’s cost of sales on a consolidated basis and by segment. As part of your revised disclosure, please quantify and discuss the impact of each significant component of costs comprising cost of sales that caused them to materially vary (or not vary when expected to) instead of using terms such as “primarily” or “partially offset”. This disclosure should be presented in a manner to allow investors to discern the relative contribution of material components contributing to the total change in cost of revenues and operating costs and the resulting gross margin. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed (not netted). As part of your response, please provide us with examples of your intended disclosures based on current financial results.

Philips response

While management does use “gross margin” to track operating performance, manage and evaluate the business, at both a consolidated and segment level, it does not use “cost of sales” as one of its key performance indicators. As a result, Philips has historically focused its narrative disclosure in relation to changes in cost of sales on the impact of material component changes of cost of sales on gross margin. As such, in the 2019 Form 20-F, Philips’ discussion of gross margin, including discussion of drivers of changes in cost of sales, was located in section 7.1.1 (Results of operations) in the financial performance section, following the “Performance per geographic cluster” section.

Date: 2020-06-24 Page: 3

Philips acknowledges that certain investors and users of our financial statements may view additional information on cost of sales as a valuable supplemental information to our financial statements and related disclosures. Accordingly, in our future annual reports on Form 20-F, we will separately quantify and discuss significant factors responsible for changes in our cost of sales in addition to changes in gross margin for all periods presented.

Below is an illustrative example of additional disclosure on cost of sales based on the comparison of the years ended December 31, 2019 and 2018. In future annual reports on Form 20-F, we expect to locate the additional disclosure on cost of sales in section 7.1.1 (Results of operations) following the discussion of “Performance per geographic cluster” and prior to the discussion of “Gross margin”, based on the format of the 2019 Form 20-F.

Cost of sales

Philips Group

Cost of sales components in millions of EUR

2018 – 2019

	2018	as a % of sales	2019	as a % of sales
Costs of materials used	4,826	26.6%	5,321	27.3%
Salaries and wages	2,132	11.8%	2,311	11.9%
Depreciation and amortization	447	2.5%	572	2.9%
Other manufacturing costs	2,162	11.9%	2,403	12.3%

Cost of sales	9,568	52.8%	10,607	54.4%

Philips’ cost of sales increased by EUR 1,039 million to EUR 10,607 million in 2019, compared to EUR 9,568 million in 2018. Expressed as a percentage of sales, this represented an increase to 54.4% of sales in 2019 from 52.8% of sales in 2018. Cost of sales includes only expenses directly or indirectly attributable to the production process, such as cost of materials used, salaries and wages, depreciation and amortization of assets used in manufacturing and other manufacturing costs (such as repair and maintenance costs related to production, expenses incurred for shipping and handling of internal movements of goods and other expenses related to manufacturing).

The components of cost of sales increased broadly in line with the 7.5% increase in nominal sales from 2018 to 2019, except as described below.

Date: 2020-06-24 Page: 4

Costs of materials used in 2019 were negatively impacted by the effect of US-China tariffs across all segments, with tariffs resulting in incremental expenses of approximately EUR 106 million compared to 2018.

Salaries and wages in 2019 included incremental expenses of EUR 41 million across all segments related to the implementation of compliance programs in response to the EU Medical Device Regulation compared to 2018. Salaries and wages were otherwise stable as a percentage of sales from 2018 to 2019, as merit increases were offset by productivity savings.

Depreciation and amortization in cost of sales in 2019 included incremental expenses of EUR 68 million related to impairments of assets and EUR 12 million amortization charges related to acquisitions for the Diagnosis & Treatment businesses compared to 2018. Depreciation and amortization in cost of sales in 2019 also included incremental expenses of EUR 9 million related to factory investments for the Personal Health businesses compared to 2018.

Other manufacturing costs in 2019 included incremental expenses of EUR 28 million, primarily in the segment Other, related to increases in environmental provisions due to unfavorable changes in the discount rate and other estimations compared to 2018.